UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-49679

(Check One): ☒Form 10-K  ☐Form 20-F  ☐Form 11-K    ☐Form 10-Q  ☐Form N-SAR

For Period Ended: December 31, 2006

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:__________________________

Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:     N/A

PART I - REGISTRANT INFORMATION

LitFunding Corp.
Full Name of Registrant

Former Name if Applicable

6375 S. Pecos Road
Address of Principal Executive Office (Street & Number)

Las Vegas, NV 89120
City, State and Zip Code

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

               The Registrant is unable to file its annual report on Form 10-KSB within the prescribed time period because the Registrant is awaiting the finalization of its financial statements and its annual report by its independent auditor.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Morton Reed	(702)	317-1610
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes  ☐No

If answer is no, identify report(s).

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☐Yes  ☒No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

LitFunding Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007	By:	/s/ Morton Reed
Morton Reed, President

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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